Mail Stop 0511					February 7, 2005


James Charles, President and Treasurer
Oriole, Inc.
P. O. Box 110310
Naples, FL  34108-0106

Re:  Oriole, Inc.
        Registration Statement on Form 10-SB
        File No.  0-51137
        Filed January 31, 2005

Dear Mr. Charles:

	    This letter is to advise you that we have reviewed only those portions of the above registration statement as indicated below and we have the following comments.

Part I

Item 5.  Director, Executive Officers, Promoters and Control
Persons,
page 9
1. 	Please revise the disclosure in the registration statement to include a prior blank check experience caption.  Also, include your
activity in regard to Christie Fun, Inc. and all other companies where officers and directors have prior blank check experience. Signatures, page 34
2.             We note that two individuals have been identified
as
Secretary and Treasurer.   Please revise to reflect the correct
name
of the individual serving in this capacity.











No further review of your filing will be made at this time. You are requested to file an amendment on Form 10SB12G/A to include the necessary information within fifteen business days, or inform the staff prior to that time when the amendment will be made.

Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

******

	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the Division would be required to consider what recommendation, if any, it should make to the Commission.







	Any questions on the above matters may be directed to the undersigned at (202) 942-2999 or Goldie B. Walker at (202) 942-
1986.

					Sincerely,



					Michael Karney, Branch Chief (Legal)
					Office of Emerging Growth Companies
					Division of Corporation Finance


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James Charles, President and Treasurer
Oriole, Inc.
February 7, 2005
Page 3